Gold Fields Limited
Incorporated in the Republic of South Africa
(Registration Number 1968/004880/06)
JSE, NYSE, DIFX Share Code: GFI
ISIN: ZAE000018123
("Gold Fields" or "the Company")

RESULTS OF ANNUAL GENERAL MEETING OF GOLD FIELDS LIMITED HELD ON 1 JUNE 2022

Shareholders are advised that at the hybrid Annual General Meeting of Gold Fields Limited held on Wednesday, 1 June 2022, all the ordinary and special resolutions, as well as the advisory endorsements of the Company's remuneration policy and remuneration implementation policy, as set out in the notice of the Annual General Meeting, dispatched to shareholders on 31 March 2021, were passed on a poll, by the requisite majorities.

Details of the results of the voting are as follows:

Total issued share capital: **891 377 583**

Total number of shares present / represented including proxies at the meeting: **662 570 381**

being **74.33%** of the total votable shares

Ordinary resolutions	**% of votes for the resolution**	**% of votes against the resoluton**	**Number of shares voted**	**% of shares voted**	**% of shares abstained**
1: Appointment of PwC as external auditors	99.91	0.09	661 642 880	74.23	0.10
2.1: Election of director - MC Bitar	99.96	0.04	661 453 295	74.21	0.13
2.2: Election of director - JE McGill	99.96	0.04	661 618 699	74.22	0.11
2.3: Re-election of director - PA Schmidt	99.82	0.18	661 617 165	74.22	0.11
2.4: Re-election of director - A Andani	98.94	1.06	661 620 007	74.22	0.11
2.5: Re-election of director - PJ Bacchus	98.90	1.10	661 614 426	74.22	0.11
3.1: Re-election of a member and chairperson of the Audit Committee - PG Sibiya	99.04	0.96	661 611 435	74.22	0.11
3.2: Re-election of audit committee member - A Andani	99.97	0.03	661 613 858	74.22	0.11
3.3: Re-election of audit committee member - PJ Bacchus	99.97	0.03	661 610 479	74.22	0.11
4: Approval for the issue of authorised but unissued ordinary shares	92.95	7.05	661 594 715	74.22	0.11
5.1: Advisory endorsement	95.19	4.81	658 255 793	73.85	0.48

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Ordinary resolutions	% of votes for the resolution	% of votes against the resoluton	Number of shares voted	% of shares voted	% of shares abstained
of the Remuneration Policy					
5.2: Advisory endorsement of the Remuneration Implementation Report*	66.87	33.13	658 986 280	73.93	0.40

* Engagement with Shareholders is required in respect of ordinary resolution 5.2, the Remuneration Implementation Report, in terms of the JSE Listings Requirements 3.84(j) and in line with King Code IV, due to the fact that more than 25% of the voting rights exercised voted against the Company's Remuneration Implementation Report. As such, dissenting shareholders who wish to engage with Gold Fields can do so by e-mailing the Company Secretary at the email address Anre.Weststrate@goldfields.com, from 1 June 2022 to 30 June 2022.

The Company, through the Remuneration Committee, will address all legitimate objections and concerns raised in writing, and if required, engage further with shareholders.

Special Resolutions	% of votes for the resolution	% of votes against the resolution	Number of shares voted	% of shares voted	% of shares abstained
1: Approval for issue of shares for cash	92.45	7.55	661 572 173	74.22	0.11
2.1: The Chairperson of the Board (all-inclusive fee)	99.91	0.09	661 502 227	74.21	0.12
2.2: The Lead Independent Director of the Board (all-inclusive fee)	99.40	0.60	661 501 050	74.21	0.12
2.3:The Chairperson of the Audit Committee	99.95	0.05	661 001 563	74.16	0.18
2.4: The Chairpersons of the Capital Projects, Control and Review Committee, Nominating and Governance Committee, Remuneration Committee, Risk Committee, SET Committee and SHSD Committee (excluding the Chairperson and Lead Independent Director of the Board)	99.94	0.06	660 987 673	74.15	0.18
2.5: Members of the Board (excluding the Chairperson and Lead Independent Director of the Board)	99.50	0.50	660 992 716	74.15	0.18
2.6: Members of the Audit Committee (excluding the Chairperson of the Audit Committee and Lead Independent Director of the Board)	99.94	0.06	660 991 318	74.15	0.18
2.7: Members of the Capital Projects, Control and Review Committee, Nominating and Governance Committee, Remuneration Committee, Risk Committee, SET Committee and SHSD Committee (excluding the Chairpersons of these Committees,Chairperson and Lead Independent Director of the Board)	99.94	0.06	661 467 269	74.21	0.12

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3 2.8: Chairperson of an adhoc committee (per meeting chaired) 99.15 0.85 661 477 026 74.21 0.12 2.9: Members of an ad-hoc committee (per meeting attended) 99.15 0.85 661 495 485 74.21 0.12 3: Approval for the Company to grant inter-group financial assistance in terms of section 44 and 45 of the Act 98.99 1.01 661 331 896 74.19 0.14 4: Approval for the Acquisition of the Company’s own shares 99.86 0.14 661 595 325 74.22 0.11 The special resolutions will be filed with the Companies and Intellectual Property Commission in accordance with the requirements of the Companies Act, No 71 of 2008. 1 June 2022 Sponsor: J.P. Morgan Equities South Africa (Pty) Ltd